UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

INTERCEPT PHARMACEUTICALS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

45845P108

(CUSIP Number of Class of Securities)

Mary J. Grendell

Deputy General Counsel and Corporate Secretary

Intercept Pharmaceuticals, Inc.

10 Hudson Yards, 37th Floor

New York, NY 10001

(646) 747-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$2,014,589.76	$219.79

(1)	Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the transaction valuation assumes that all stock options to purchase shares of the issuer’s common stock that may be eligible for repricing in the offer will be tendered pursuant to this offer. This calculation assumes stock options to purchase an aggregate of 733,613 shares of the issuer’s common stock, having an aggregate value of $2,014,589.76 as of August 12, 2021, calculated based on the Black-Scholes option pricing model, will be exchanged or cancelled pursuant to this offer.
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $109.10 per $1,000,000 of the aggregate amount of the Transaction Valuation (or 0.01091% of the aggregate Transaction Valuation). The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Item 1.	Summary Term Sheet.

The information set forth under “Summary Term Sheet—Overview” and “Summary Term Sheet—Questions and Answers” in the Offer to Exchange Eligible Options for New Options, dated August 16, 2021 (the “Exchange Offer”), attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address.

Intercept Pharmaceuticals, Inc., a Delaware corporation (the “Company”), is the issuer of the securities subject to the Exchange Offer. The Company’s principal executive offices are located at 10 Hudson Yards, 37th Floor, New York, NY 10001 and the telephone number of its principal executive offices is (646) 747-1000.

(b) Securities.

This Tender Offer Statement on Schedule TO relates to an offer by the Company to certain employee optionholders (“Eligible Participants”), subject to specified conditions, to exchange some or all of their eligible outstanding options to purchase shares of common stock, par value $0.001 per share (the “Common Stock”), for new options to purchase shares of the Company’s Common Stock. Members of the Company’s board of directors and the Company’s executive officers are not eligible to participate in this offer.

An option is eligible for exchange (an “Eligible Option”) if it is held by an Eligible Participant, was granted under the Company’s 2012 Equity Incentive Plan (the “2012 Equity Plan”), is outstanding as of the Expiration Time (as defined in the Exchange Offer), has an exercise price per share greater than $50.75 and was granted before February 15, 2020. As of August 16, 2021, there were approximately 733,613 Eligible Options outstanding.

Pursuant to the Exchange Offer, in exchange for the tender and cancellation of Eligible Options, the Company will grant new options (each, a “New Option”) following the Expiration Time. The total number of shares of Common Stock underlying a New Option with respect to an exchanged Eligible Option will be determined by dividing the number of shares of Common Stock underlying the exchanged Eligible Option by the applicable exchange ratio and rounding to the nearest share, subject to the terms and conditions described in the Exchange Offer and in the related accompanying Election Form, the form of which is attached hereto as Exhibit (a)(1)(C).

The information set forth in the Exchange Offer under “Summary Term Sheet—Overview” and “Summary Term Sheet—Questions and Answers” and the information set forth under Section 1 (“Eligible Participants; Eligible Options; the Proposed Exchange; Expiration and Extension of the Exchange Offer”), Section 5 (“Acceptance of Eligible Options for Exchange; Grant of New Options”) and Section 7 (“Price Range of Our Common Stock”) of the Offering Memorandum for the Exchange Offer contained in the Exchange Offer (the “Offering Memorandum”) are incorporated herein by reference.

(c) Trading Market and Price.

The information set forth under Section 7 (“Price Range of Our Common Stock”) of the Offering Memorandum is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address.

The Company is both the filing person and the subject company. The information set forth under Item 2(a) above and under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) of the Offering Memorandum is incorporated herein by reference.

The address of each executive officer and director of the Company is:

Intercept Pharmaceuticals, Inc.

10 Hudson Yards, 37th Floor

New York, NY 10001

The directors and executive officers of the Company are set forth below:

Executive Officers	Title
Jerome Durso	President and Chief Executive Officer
Bryan Ball	Chief Quality Officer
M. Michelle Berrey	President, R&D; Chief Medical Officer
Gail Cawkwell	Senior Vice President, Medical Affairs, Safety & Pharmacovigilance
Lisa DeFrancesco	Senior Vice President, Corporate Affairs & Investor Relations
David Ford	Chief Human Resources Officer
Jared Freedberg	General Counsel
Linda Richardson	EVP, Chief Commercial Officer
Andrew Saik	EVP, Chief Financial Officer
Rocco Venezia	Chief Accounting Officer and Treasurer

Directors
Paolo Fundaro	Director
Jerome Durso	Director
Srinivas Akkaraju	Director
Luca Benatti	Director
Daniel Bradbury	Director
Keith Gottesdiener	Director
Nancy Miller-Rich	Director
Mark Pruzanski	Director
Dagmar Rosa-Bjorkeson	Director
Gino Santini	Director
Glenn Sblendorio	Director

Item 4.	Terms of the Transaction.

(a) Material Terms.

The information set forth in the Exchange Offer under “Summary Term Sheet—Overview” and “Summary Term Sheet—Questions and Answers” and the information set forth in the Offering Memorandum under Section 1 (“Eligible Participants; Eligible Options; the Proposed Exchange; Expiration and Extension of the Exchange Offer”), Section 3 (“Procedures for Tendering Eligible Options”), Section 4 (“Withdrawal Rights”), Section 5 (“Acceptance of Eligible Options for Exchange; Grant of New Options”), Section 6 (“Conditions of the Exchange Offer”), Section 8 (“Information Concerning Intercept; Financial Information”), Section 10 (“Accounting Consequences of the Exchange Offer”), Section 11 (“Legal Matters; Regulatory Approvals”), Section 12 (“Material United States Tax Consequences”) and Section 13 (“Extension of the Exchange Offer; Termination; Amendment”) are incorporated herein by reference.

(b) Purchases.

The information set forth under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) of the Offering Memorandum is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities.

The information set forth under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) of the Offering Memorandum is incorporated herein by reference. The documents incorporated herein by reference as Exhibit (d)(1) through Exhibit (d)(9) also contain information regarding agreements relating to securities of the Company.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes.

The information set forth under Section 2 (“Purpose of the Exchange Offer; Additional Considerations”) of the Offering Memorandum is incorporated herein by reference.

(b) Use of Securities Acquired.

The information set forth under Section 5 (“Acceptance of Eligible Options for Exchange; Grant of New Options”) of the Offering Memorandum is incorporated herein by reference.

(c) Plans.

The information set forth under Section 2 (“Purpose of the Exchange Offer; Additional Considerations”) of the Offering Memorandum is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds.

The information set forth under Section 14 (“Consideration; Fees and Expenses”) of the Offering Memorandum is incorporated herein by reference.

(b) Conditions.

The information set forth under Section 6 (“Conditions of the Exchange Offer”) of the Offering Memorandum is incorporated herein by reference.

(d) Borrowed Funds.

Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership.

The information set forth under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) of the Offering Memorandum is incorporated herein by reference.

(b) Securities Transactions.

The information set forth under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) of the Offering Memorandum is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or recommendations.

Not applicable.

Item 10.	Financial Statements.

(a) Financial Information.

The information set forth under Section 8 (“Information Concerning Intercept; Financial Information”), including Schedule A, and Section 15 (“Additional Information”) of the Offering Memorandum is incorporated herein by reference.

(b) Pro Forma Information.

Not applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1)	The information set forth under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) of the Offering Memorandum is incorporated herein by reference.

(2)	The information set forth under Section 11 (“Legal Matters; Regulatory Approvals”) of the Offering Memorandum is incorporated herein by reference.

(3)	Not applicable.

(4)	Not applicable.

(5)	Not applicable.

(c) Other Material Information.

Not applicable.

Item 12.	Exhibits.

Exhibit Number	Description
(a)(1)(A)	Offer to Exchange Eligible Options for New Options, dated August 16, 2021.

(a)(1)(B)	Form of Announcement Email to Eligible Participants.

(a)(1)(C)	Election Form on the Exchange Website.

(a)(1)(D)	Notice of Withdrawal of Election Form on the Exchange Website.

(a)(1)(E)	Form of Email Confirming Receipt of Election Form.

(a)(1)(F)	Form of Email Confirming Receipt of Notice of Withdrawal of Election Form.

(a)(1)(G)	Form of Reminder Email to Eligible Participants Regarding the Expiration of the Exchange Offer.

(a)(1)(H)	Form of Email to Eligible Participants Confirming Acceptance of Eligible Options.

(a)(1)(I)	Form of Email Notice Regarding Rejection of Options for Exchange.

(a)(1)(J)	Form of Expiration Notice Email.

(a)(1)(K)	Form of Registration Email.

(a)(1)(L)	Form of New Option Agreement.

(a)(1)(M)	Eligible Participant Communication, sent on August 16, 2021.

(a)(5)(A)	Option Exchange Program Overview Video Presentation Transcript.

(a)(5)(B)	Tender Offering Video Presentation Transcript.

(a)(5)(C)	Option Exchange Example Video Presentation Transcript.

(a)(5)(D)	Option Exchange Webinar Presentation Slides.

(a)(5)(E)	Option Exchange Webinar Presentation Script.

(b)	Not applicable

(d)(1)	Intercept Pharmaceuticals, Inc. 2012 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.2.1 to the Company’s Registration Statement on Form S-1/A filed with the SEC on September 27, 2012).

(d)(2)	Form of Stock Option Grant Notice and Agreement for Directors (incorporated herein by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 10, 2020).

(d)(3)	Form of Stock Option Grant Notice and Agreement for Employees and Consultants (incorporated herein by reference to Exhibit 10.3 to the Company’s Annual Report on Form 10-K filed with the SEC on February 25, 2020).

(d)(4)	Form of Restricted Stock Unit Award Grant Notice and Agreement for Directors (incorporated herein by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 10, 2020).

(d)(5)	Form of Restricted Stock Unit Award Grant Notice and Agreement for Employees and Consultants (incorporated herein by reference to Exhibit 10.5 to the Company’s Annual Report on Form 10-K filed with the SEC on February 25, 2020).

(d)(6)	Form of Restricted Stock Award Grant Notice and Agreement for Directors (incorporated herein by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 9, 2014).

(d)(7)	Form of Restricted Stock Award Grant Notice and Agreement for Employees and Consultants (incorporated herein by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 9, 2014).

(d)(8)	Form of Performance Stock Unit Grant Notice and Agreement (incorporated herein by reference to Exhibit 10.8 to the Company’s Annual Report on Form 10-K filed with the SEC on February 25, 2020).

(d)(9)	Form of Performance Share Grant Notice and Agreement (incorporated herein by reference to Exhibit 10.6 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 10, 2018).

(g)	Not applicable

(h)	Not applicable

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 16, 2021	INTERCEPT PHARMACEUTICALS, INC.

	By:	/s/Rocco Venezia
Rocco Venezia
Chief Accounting Officer and Treasurer